CONSENT OF QUALIFIED PERSON

I, Camila Passos, consent to the public filing by Pan American Silver Corp. of the technical report titled “NI 43-101 Technical Report for the Jacobina Gold Mine, Bahia State, Brazil” with an effective date of June 30, 2023.

Dated this 22nd day of December, 2023.

/s/ "Camila Passos"
Camila Passos, P.Geo.